Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

One Bryant Park

New York, New York 10036

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

April 19, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ivan Griswold

Re:	SecureWorks Corp.
Registration Statement on Form S-1
Registration File No. 333-208596

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of SecureWorks Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 PM, Eastern Time, on April 21, 2016, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hogan Lovells US LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated April 11, 2016.

(i)	Dates of distribution: April 11, 2016 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 17

(iii)	Number of preliminary prospectuses furnished to investors: approximately 8,223

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 113

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO. J.P. MORGAN SECURITIES LLC Acting severally on behalf of themselves and the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Stephen R. Miller
	Name:	Stephen R. Miller
	Title:	Managing Director

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Mark Kang
	Name:	Mark Kang
	Title:	Vice President

By:	GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
	Name:	Matt Leavitt
	Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC.

By:	/s/ Paul Mulé
	Name:	Paul Mulé
	Title:	Vice President

[Signature Page to Acceleration Request]